

CAPITAL MARKETS

HAYWOOD

HAYWOOD SECURITIES (USA) INC

STATEMENT OF FINANCIAL CONDITION
(IN U.S. DOLLARS)

September 30, 2022

Grant Thornton

Report of Independent Registered Public Accounting Firm

Grant Thornton LLP
Suite 1600
333 Seymour Street
Vancouver, BC
V6B 0A4

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To the Stockholder and Board of Directors of
Haywood Securities (USA) Inc.

Opinion on the financial statement
We have audited the accompanying statement of financial condition of Haywood Securities (USA) Inc. (the "Company") as of September 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

Grant Thornton LLP

Vancouver, Canada
November 23, 2022

Grant Thornton LLP
Chartered Professional Accountants

STATEMENT OF FINANCIAL CONDITION

As of September 30

(expressed in U.S. dollars)	**2022**
	$
ASSETS	
Cash	2,115,137
Cash segregated under federal and other regulations*[note 5]*	104,949,606
Accounts receivable	54,942
Prepaid expenses	46,090
Income taxes recoverable *[note 8]*	352,725
Due from customers	26,519
Total assets	107,545,019
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	276,202
Due to customers	103,321,558
Due to Haywood Securities Inc., without interest	
or stated terms of repayment *[note 7]*	58,176
Deferred tax liabilities *[note 8]*	4,410
Total liabilities	103,660,346
Stockholder's equity	
Common stock *[note 6]*	100
Retained earnings	3,884,573
Total stockholder's equity	3,884,673
Total liabilities and stockholder's equity	107,545,019

See accompanying notes



Director



Haywood Securities (USA) Inc.

NOTES TO FINANCIAL STATEMENT
September 30, 2022
[Expressed in U.S. dollars]

1. NATURE OF OPERATIONS

Haywood Securities (USA) Inc. [the "Company"] is a broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority ["FINRA"] and the Securities Investor Protection Corporation. The Company was incorporated under the laws of British Columbia, Canada on September 20, 1996.

The Company is a wholly owned subsidiary of Haywood Securities Inc. ["HSI"], a Canadian company regulated by the Investment Industry Regulatory Organization of Canada ["IIROC"].

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. For retail clients, previously the Company cleared the majority of its transactions through Hilltop Securities Inc. and self-cleared for retail clients where transactions could not be processed through Hilltop Securities Inc. The Company also self-clears all institutional business directly. On January 21, 2022, the Company obtained approval from FINRA to become fully self-clearing. As a result, the Company ended the carrying broker agreement with Hilltop Securities Inc. on March 14, 2022.

2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The significant accounting policies are as follows:

Revenue recognition

Commission revenue consists of revenue generated through traditional commission-based brokerage services. Commission revenue is recognized on a settlement date basis as the performance obligation is satisfied when the underlying financial instrument or purchaser is identified, the price is agreed upon and risks and rewards of ownership of the securities have been transferred to/from the customer.

Investment banking revenue consists of new issue and private placements revenue consisting of commissions earned on initial and secondary public offerings and private placements of securities. Revenue from commissions earned on initial and secondary public offerings and private placements of securities are recorded upon closing of the underlying transaction, which represents completion of the performance obligation as that is when the purchaser is identified, the price is agreed upon and risks and rewards of ownership of the securities have been transferred to/from the customer.

Research fee income consists of fee income earned by the Company for services performed in connection with research activities for institutional clients. Research fee income is recognized over time in line with the satisfaction of the performance obligation.



NOTES TO FINANCIAL STATEMENT
September 30, 2022
[Expressed in U.S. dollars]

Interest revenue consists of amounts earned on cash deposited in bank. Interest is recognized on an accrual basis.

Fee income includes fees charged to clients for processing wires and legend removals. Revenue is recognized when wires and legend removals are processed which is when the performance obligation is satisfied.

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis. The Company accounts for credit losses on financial assets measured at amortized cost basis in accordance with FASB ASC 326, Financial Instruments – Credit Losses ["FASB ASC 326"]. FASB ASC 326 requires the Company to estimate expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events, current conditions and reasonable and supportable forecasts.

Use of estimates

The preparation of this financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Foreign currency translation

The functional currency of the Company is the U.S. dollar. Monetary asset and liability accounts denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the financial statement and reporting date.

Income taxes

The Company provides for income taxes and the related accounts under the asset and liability method.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse. Valuation allowances are established when management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

The Company recognizes a tax benefit if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by taxing authorities based on the merits of the position. The tax benefit recognized in the financial statement is measured based on the largest amount of benefit that is more likely than not to be realized upon settlement.





[Expressed in U.S. dollars]

The difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this guidance represents an unrecognized tax benefit. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses.

Fair value measurements

Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

As at September 30, 2022, the valuation of the Company's financial assets and liabilities recorded at fair value meet the definition of Level 1 inputs.

3. CHANGE IN ACCOUNTING POLICIES

ASU No. 2019-12, Income Taxes – Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods

---

beginning after December 15, 2020 and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. The Company adopted this guidance effective October 1, 2021 and there was no impact on this financial statement.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash segregated under federal and other regulations, accounts receivable, amounts due to/from customers, amounts due to/from brokers/dealers, amounts due to HSI, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is managed by the Company's overall credit risk management framework, including monitoring credit exposures, obtaining collateral, limiting transactions with specific counterparties and assessing the creditworthiness of counterparties.

As at September 30, 2022, the maximum exposure to credit risk relating to cash, cash segregated under federal and other regulations, amounts due to/from customers, amounts due to/from brokers/dealers, and accounts receivable without consideration of collateral is represented by the carrying values on the Company's statement of financial condition.

Liquidity Risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operational growth.

The Company holds its cash with a number of highly rated financial institutions. All of the cash are readily available. Balances due from customers are secured by readily marketable securities and are reviewed daily for impairment in value and collectability. Balances due from brokers and dealers represent the following: current open transactions that generally settle within the normal two-day settlement cycle.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company separates market risk into two categories: interest rate risk and foreign exchange risk.



Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company incurs interest rate risk on its own cash.

Foreign Exchange Risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in a loss. The Company's primary foreign exchange risk results from pending settlements in foreign currencies and cash balances denominated in foreign currencies. The Company minimizes its exposure to foreign exchange risk through daily monitoring.

The following table summarizes the effects on net income as a result of a 5% change in the value of the Canadian dollar, which is the only foreign currency where the Company has significant exposure. The analysis assumes all other variables remain constant.

Currency	Effect of a 5% appreciation in foreign exchange rate $	Effect of a 5% depreciation in foreign exchange rate $
Canadian dollar	28,610	(28,610)

5. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash on deposit of $104,949,606 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the SEC.

6. COMMON STOCK

	2022 $
Authorized	
10,000 common shares without par value	
Issued and outstanding	
10 common shares at par value	100



Haywood Securities (USA) Inc.



[Expressed in U.S. dollars]

7. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in this financial statement are as follows:

[a] At September 30, 2022, amounts due to brokers/dealers represent amounts due to HSI for failed settlements on trades executed in the normal course of business.

8. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At September 30, 2022, deferred tax liability of $4,410 is recognized on taxable temporary differences relating to the timing of revenue recognition for tax purposes.

The Company files income tax returns in the Canadian jurisdiction. The Company is no longer subject to Federal or Provincial examinations by tax authorities for years before 2016. The Company does not have any unrecognized tax assets as at September 30, 2022.

9. SUBSEQUENT EVENTS

On October 28, 2022 the Board of Directors of the Company signed a resolution approving a USD $2 million subordinated loan agreement with the Company's parent, HSI, to be effective December 1, 2022, subject to FINRA approval.

10. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $250,000. At September 30, 2022, the Company had net capital of $3,379,597 an excess of $3,129,597 over the minimum requirements.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules and requirements of other regulatory bodies.